Exhibit 99.1

PRESS RELEASE

Cellectis Appoints Arthur Stril as Interim Chief Financial Officer

New York, NY - May 2, 2024 – Cellectis (the “Company”) (Euronext Growth: ALCLS – NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today the resignation of Mr. Bing Wang from his position of the Company with immediate effect, and the concomitant appointment of Mr. Arthur Stril as interim Chief Financial Officer, replacing Mr. Bing Wang.

Mr. Stril joined Cellectis in 2018 as Vice President, Corporate Development, and was appointed Chief Business Officer in 2020. He has been managing Cellectis’ business development and portfolio management teams and most recently led the execution of the Company’s strategic collaboration and investment agreements with AstraZeneca. As interim Chief Financial Officer, Mr. Stril will oversee the finance, and investor relations functions, and continue to oversee the business development functions. He will remain based in Cellectis’ New York office.

“On behalf of Cellectis’ Board and team, I would like to warmly thank Bing for his contribution to the Company during his tenure, he was a key member of our leadership team during important corporate moments. We wish only the best for Bing and his family,” said André Choulika, PhD., Chief Executive Officer and Founder of Cellectis.

“While I will undoubtedly miss Bing, we are extremely excited about our next phases of growth and the nomination of Arthur as the interim CFO. Arthur has a deep knowledge and understanding of Cellectis. He will be of tremendous value to Cellectis as interim CFO as we advance our critical pipeline of assets into expansion and pivotal trials and explore new opportunities. Arthur’s commitment to excellence aligns perfectly with Cellectis’ values and vision for the future. As for the past years, he will be instrumental as we progress in the development of therapies for hard-to-treat cancer patients.”

“I am very excited to step into the role of interim CFO and contine to work with Cellectis’ teams, shareholders and partners at such an important moment for the company,” said Arthur Stril. “I look forward to continuing to build on the momentum of the recent years, as Cellectis keeps executing on its clinical trials, internal manufacturing, groundbreaking innovation, and strategic partnerships with leaders in the cell and gene therapy space.”

Mr. Stril began his career at the European Commission’s Directorate-General for Competition, controlling global pharmaceutical mergers. He later became head of the Hospital Financing Unit at the French Ministry of Health. Since 2023, Mr. Stril serves on the board of directors of Primera Therapeutics as a director designated by Cellectis. Mr. Stril graduated with a Master of Mathematics from Cambridge University and a Master of Physics from the École Normale Supérieure and holds immunotherapy and immuno-oncology diplomas from the University of Paris. Mr. Stril is also a member of the French Corps des Mines and is on the Board of Advisors of non-profit Life Science Cares.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 24 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Cautionary Statement

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “continue,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up). These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with market conditions, and with biopharmaceutical product candidates development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and in our annual financial report (including the management report) for the year ended December 31, 2023 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at , as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:

Pascalyne Wilson, Director, Communications +33 (0)7 76 99 14 33, media@cellectis.com

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contacts:

Arthur Stril, interim Chief Financial Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 (617) 430 7577